UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated September 18, 2020, announcing that the Company has purchased on the NYSE and on Euronext Brussels a total of 1,160,000 of its own shares for an aggregate price of USD 11,196,867.16.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: September 18, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 18 September 2020 – 8.00 a.m. CET _____________________________________

SHARE BUYBACK

ANTWERP, Belgium, 18 September 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that the Company has purchased on the NYSE and on Euronext Brussels a total of 1,160,000 of its own shares for an aggregate price of EUR 9,377,610.69 (USD 11,196,867.16) as part of its capital allocation strategy and returns to shareholder policy.

Following these transactions, the Company now owns 15,485,373 shares (7.04 % of the total outstanding share count).

Further details on these transactions are as follows:

Shares repurchased on Euronext Brussels

Transaction date	Quantity	Average Price	Lowest price	Highest price	Total price
9 September 2020	50,000	EUR 7.7069	EUR 7.62	EUR 7.765	EUR 385,345.00
10 September 2020	50,000	EUR 7.7461	EUR 7.675	EUR 7.775	EUR 387,305.00
11 September 2020	200,000	EUR 8.0692	EUR 7.795	EUR 8.2325	EUR 1,613,840.00
14 September 2020	150,000	EUR 8.2193	EUR 8.125	EUR 8.3125	EUR 1,232,895.00
15 September 2020	75,000	EUR 8.2434	EUR 8.125	EUR 8.305	EUR 618,255.00
16 September 2020	50,000	EUR 8.186	EUR 8.07	EUR 8.2225	EUR 409,300.00
17 September 2020	50,000	EUR 8.214	EUR 8.25	EUR 8.175	EUR 410,700.00

PRESS RELEASE Regulated information 18 September 2020 – 8.00 a.m. CET _____________________________________

Shares repurchased on the NYSE

Transaction date	Quantity	Average Price	Lowest price	Highest price	Total price
9 September 2020	30,000	USD 9.2015	USD 9.18	USD 9.23	USD 276,045.00
10 September 2020	30,000	USD 9.248	USD 9.21	USD 9.29	USD 277,440.00
11 September 2020	150,000	USD 9.6929	USD 9.61	USD 9.76	USD 1,453,935.00
14 September 2020	150,000	USD 9.7434	USD 9.67	USD 9.79	USD 1,461,510.00
15 September 2020	75,000	USD 9.6172	USD 9.47	USD 9.72	USD 721,290.00
16 September 2020	50,000	USD 9.7001	USD 9.61	USD 9.77	USD 485,005.00
17 September 2020	50,000	USD 9.6564	USD 9.6	USD 9.68	USD 482,820.00

Euronav takes this opportunity to highlight that the current buyback is part of its  commitment to return USD 25 million to shareholders by the end of Q3 from earnings derived during fiscal Q2 as outlined in the Q2 results press release of 6 August 2020 and forms part of a USD 200 million return to shareholders from Q2 net income distributed via USD 100 million in cash dividends (USD 0.47c per share, ex-dividend on 18 August 2020) and USD 100 million in share repurchases since June.

The Company will monitor market conditions to decide to continue buying back shares, taking into account a variety of factors, including regulatory or legal requirements and other corporate considerations.

The Supervisory Board and Management Board firmly believe this affirmative action creates long term value for all stakeholders given the disconnect between equity and net asset values at present and reflects the strength of Euronav’s balance sheet and the confidence of Board and Management in the long term value in the Company’s shares.

Clarksons Securities continues to act as an independent broker to coordinate and execute share repurchases on the exchanges of Euronext Brussels and/or the NYSE.

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Contact:

Clarksons Securities

TEL: US: +1 212 889 3774 – EU: +47 46 94 01 95
Email: BuyBack@clarksons.com

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q3 Results: Thursday 5 November 2020

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (four to be delivered), 25 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

PRESS RELEASE Regulated information 18 September 2020 – 8.00 a.m. CET _____________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.